4th Amended and Restated Appendix A

TO OPERATING EXPENSES LIMITATION AGREEMENT BETWEEN
INVESTMENT MANAGERS SERIES TRUST
AND
PALMER SQUARE CAPITAL MANAGEMENT LLC

Fund	Operating Expense Limit	Effective Date
Palmer Square Absolute Return Fund
Class A	2.10%	November 1, 2013
Class I	1.85%	November 1, 2013

Fountain Short Duration High Income Fund
Class A	1.24%	September 30, 2013
Class I	0.99%	September 30, 2013

Palmer Square Income Plus Fund	0.75%	February 28, 2014

Palmer Square Long/Short Credit Fund
Class A	1.75%	______________
Class I	1.50%	______________

Each Fund listed above is referred to in the Agreement as a “Fund”.

Agreed and accepted this ___ day of _______, 2014.

INVESTMENT MANAGERS SERIES TRUST	PALMER SQUARE CAPITAL MANAGEMENT LLC

By:	By:
Print Name:	Print Name:
Title:	Title:

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